June 21, 2010

Douglas Van Oort, Chief Executive Officer
NeoGenomics, Inc.
12701 Commonwealth Drive, Suite 9
Fort Myers, FL 33913

   RE: **NeoGenomics, Inc.**
        Form 10-K FYE December 31, 2009
        Filed March 29, 2010
        File No. 333-72097

Dear Mr. Van Oort:

      We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

 John Reynolds,
Assistant Director